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March 25, 2004

37269.00006

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 26 2004
WASH. D.C.
187

VIA UPS NEXT DAY AIR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

Re: Excelsior Tax-Exempt Funds, Inc. (the "Fund")
<u>Registration No. 811-4101</u>

Ladies and Gentlemen:

On behalf of the Fund and pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby transmit for filing a copy of a class action complaint that was originally filed on March 22, 2004, in the Southern District of New York of the United States District Court, against The Charles Schwab Corporation, Charles Schwab & Co., Inc., U.S. Trust Corporation, N.A., United States Trust Company of New York, Frederick W. Wonham, Rodman L. Drake, Ralph E. Gomory, Mel Hall, Jonathan Piel, Roger M. Lynch and John Does 1-100, as Defendants, and Excelsior Funds Trust (the "Trust") and the Excelsior High Yield Fund of the Trust as Nominal Defendants.

We have enclosed a pre-paid, self-addressed envelope and kindly request that you return a copy of this letter with evidence of filing.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at the above number. Thank you.

Very truly yours,

Brian F. Hurley
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

JUDGE KRAM

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

RICHARD ELLIOTT, derivatively on behalf of the EXCELSIOR HIGH YIELD FUND, Plaintiff, v. THE CHARLES SCHWAB CORPORATION, CHARLES SCHWAB & CO., INC., U.S. TRUST CORPORATION, N.A., UNITED STATES TRUST COMPANY OF NEW YORK, FREDERICK W. WONHAM, RODMAN L. DRAKE, RALPH E. GOMORY, MEL HALL, JONATHAN PIEL, ROGER M. LYNCH and JOHN DOES 1-100, Defendants, and EXCELSIOR HIGH YIELD FUND and EXCELSIOR FUNDS TRUST, Nominal Defendants.	**04 CV 2262** **CIVIL ACTION NO.**__________ **JURY TRIAL DEMANDED**

DERIVATIVE COMPLAINT

Plaintiff, Richard Elliott, derivatively on behalf of the Excelsior High Yield Fund and Excelsior Funds Trust, hereby complains against the defendants as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43, and pursuant to 28 U.S.C. § 1331, as the action arises under the laws of the United States.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a) over the state law claim asserted herein, as it is part of the same case or controversy as the Investment Company Act claim.

3. Venue is proper in this judicial district because some or all of the defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. In addition, the defendants maintain headquarters in this district.

4. In connection with the acts and practices alleged herein, defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

5. *Plaintiff Richard Elliott purchased shares of Excelsior High Yield Fund* and continues to hold such shares.

Excelsior Defendants

6. Defendant The Charles Schwab Corporation is one of the nation's largest financial services firms engaged, through its subsidiaries, in providing securities brokerage and related financial services for over 7 million active accounts. The Charles Schwab Corporation maintains its principal place of business at 101 Montgomery Street, San Francisco, CA 94104. The Charles Schwab Corporation also maintains offices within this judicial District.

7. Defendant Charles Schwab & Co., Inc., is part of one of the nation's largest financial services forms engaged, through its subsidiaries, in providing securities brokerage and related financial services for over 7 million active accounts. Charles Schwab & Co., Inc., maintains its

principal place of business at 101 Montgomery Street, San Francisco, CA 94104. Charles Schwab & Co., Inc., also maintains offices within this judicial District.

8. Defendants Charles Schwab & Co., Inc., and the Charles Schwab Corporation are collectively referred to as "Charles Schwab."

9. Defendant U.S. Trust Corporation, N.A., is a wholly owned subsidiary of Charles Schwab. It is an investment adviser under the Investment Advisers Act and is the investment adviser of the Excelsior Family of Funds. U.S. Trust Corporation, N.A., maintains it principal place of business at 225 High Ridge Road, Stamford, Connecticut 06905.

10. Defendant United States Trust Company of New York is a wholly owned subsidiary of Charles Schwab. It is an investment adviser under the Investment Adviser's Act and is the investment adviser of the Excelsior Family of Funds. United States Trust Company of New York maintains its principal place of business at 114 W. 47th Street, New York, New York 10036.

11. Defendants U.S. Trust Corporation, N.A., and United States Trust Company of New York are collectively referred to as "U.S. Trust."

12. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible for some actionable manner for the events described herein, and thereby proximately caused the damages to the plaintiff, the Fund, and the other Fund holders.

13. Charles Schwab and U.S. Trust are referred to collectively herein as the "Excelsior Defendants."

Trustee Defendants

14. The following individual defendants, the "Trustee Defendants," were, at all relevant times, Trustees of the Trust and the Fund. Unless otherwise noted, the business address of each Trustee is One Freedman Valley Drive, Oaks, Pennsylvania 19456:

a. Frederick S. Wonham (Trustee since 1997);
b. Rodman L. Drake (Trustee since 1994);
c. Ralph E. Gomory (Trustee since 2001);
d. Mel Hall (Trustee since 2000);
e. Jonathan Piel (Trustee since 1994); and
f. Roger M. Lynch (Trustte since 2001.

The Trustees select the managers, advisers and officers of the Excelsior Funds, have a fiduciary duty to the Excelsior Funds and its beneficiaries, and a duty to preserve the assets of the Excelsior Funds including the Fund. Moreover, the business and affairs of the Fund are managed by the Board of Directors/Trustees.

Nominal Defendants

15. Nominal Defendant Excelsior Funds Trust (the "Excelsior Trust" or the "Trust") is registered under the Investment Company Act of 1940, as amended, as an open-end diversified management investment company. The Trust was established under the laws of the State of Delaware on May 11, 1994. The Trust offers shares in several managed investment portfolios. The Trust holds the assets of Excelsior High Yield Fund. The principal place of business of the Trust is 66 Brooks Drive, Braintree, MA 02184.

16. Nominal defendant Excelsior High Yield Fund (the "Fund") is a portfolio of the Trust. The Fund's assets are held by the Trust and the Fund is managed by the Trustees and advised by U.S. Trust.

PRELIMINARY STATEMENT

17. This derivative action is brought to recover damages for injuries to the Fund, and indirectly to its shareholders, caused by the defendants' participation in, or allowance of, unlawful trading activities in the Fund.

18. Like all other mutual funds, the Fund's shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at the day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, known as "forward pricing," *has been required by law since 1968.*

19. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not take those events into consideration. For example, if a mutual fund invests in the stock of a particular company that announces positive results at 5:00 p.m. after the close of trading, a late trader gets to buy shares of the mutual fund at the 4:00 p.m. price, which does not reflect the favorable information. When trading opens the next day, the price of the effected company's stock will rise,

causing the fund's NAV to rise. The late trader can either hold onto his mutual fund shares, acquired at yesterday's cheaper price, or sell those shares and realize an immediate profit.

20. The effect of late trading is to reduce the amount of revenue paid to the mutual fund for the late trader's shares. Because his purchases were placed after 4:00 p.m. on the first day, the late trader should have been charged the second day's higher price for the shares. Instead, he paid the lower amount to the mutual fund and kept the difference as his individual profit. The late trader's profit is revenue withheld from the mutual fund.

21. Another manipulative practice used to exploit forward pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares designed to exploit the effect of forward pricing. One timing scheme is "time zone arbitrage," which seeks to take advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese markets closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect them and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks held by the fund. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

22. Another "timing" scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

23. The device of "timing" is inconsistent with and inimical to the purpose of mutual funds as long-term investments. Mutual Funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of forward pricing.

24. The effect of "timing" is to artificially increase the frequency of transactions in a mutual fund, and consequently increase the fund's transaction costs substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.

THE SCHEME WITHIN THE EXCELSIOR FUNDS

25. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements

with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America...(i) set Canary up with a state-of-the-art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family; (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

26. In connection with an examination of active trading of mutual fund shares by the SEC and the Attorney General, Charles Schwab received inquiries and subpoenas for documents from those agencies.

27. Soon after receiving inquiries and subpoenas from the SEC and the Attorney General, Charles Schwab began to conduct an independent examination of mutual fund shareholder trading practices in the Excelsior Funds.

28. On November 14, 2003, Charles Schwab disclosed in its quarterly report filed on Form 10-Q that it had uncovered evidence of improper mutual fund trading in both its supermarket of funds and its Excelsior Funds. More specifically, Charles Schwab stated:

> As with other major fund companies in the United States and broker-dealers that distribute mutual fund shares, affiliates of the Company are responding to inquiries from federal and state regulators as part of an industry-wide review of mutual fund trading, distribution and servicing practices. These inquiries included examinations by the Securities and Exchange Commission of affiliates of CSC and USTC, and subpoenas issue to affiliates of USTC by the New York State Attorney General. The Company is cooperating with regulators and is conducting its own review of fund trading, distribution and servicing practices at or through Company affiliates. <u>Among other things, the</u>

> Company is investigating circumstances in which a small number of parties were permitted to engage in short-term trading of U.S. Trust's Excelsior Funds; and a limited number of instances at Schwab in which fund orders may have been entered or processed after the 4:00 p.m. E.S.T. closing time in a manner contrary to Schwab policies. The Company's investigation is ongoing and the Company is taking steps to ensure compliance with its policies on market timing and late trading. (Emphasis added.)

29. Additionally, on October 15, 2003, The New York Times reported that "institutional clients had profited from informal trading relationships, which allowed them to trade in and out of funds in its Excelsior fund family." Additionally, The New York Times reported: "A spokeswoman for U.S. Trust said yesterday that such arrangements occurred with six to seven Excelsior funds and that there was no indication that U.S. Trust employees traded the funds for their own accounts." (Emphasis added.)

30. The actions of the defendants have harmed plaintiff, other Fund holders and the Fund. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff's holdings and the Fund to be diluted in value.

31. The prospectuses issued by the Excelsior Defendants were false and misleading because they stated that there were protections against timing. The Excelsior Mutual Funds' Prospectuses states: "In order to protect other shareholders, we may limit your exchanges to no more than six per year or reject an exchange if we deem that such exchange would not be in the best interests of a Fraud or its shareholders. This limitation is not intended to limit a shareholder's right to redeem shares. Rather, the limitation is intended to curb short-term trading." (Emphasis added.)

32. Given that Charles Schwab and U.S. Trust allowed market timing of its funds to occur by no less than its founders, its prospectuses were false and misleading because they failed to disclose the following: (a) that defendants had entered into lawful agreements allowing Doe

Defendants to time its trading of the Excelsior Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the Excelsior Funds; (c) that, contrary to the representations in the Prospectuses, Charles Schwab and U.S. Trust only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the Excelsior Funds and/or increased the Excelsior Funds' costs; thereby reducing the Excelsior Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefitted financially at the expense of Excelsior Funds' investors including plaintiff, other Fund holders and the Fund itself.

33. At all relevant times, the Excelsior Defendants managed the Excelsior Funds and controlled and was responsible for the day-to-day operation of the Excelsior Funds.

34. Management companies make their profit from fees they charge the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Timers frequently offer managers more assets in exchange for the right to time. Fund managers, such as the Excelsior Defendants, have succumbed to temptation and allowed innocent investors in targeted funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees and other illicit payments or benefits.

35. Fund mangers typically have the power simply to reject timed purchases. Many funds have also instituted short-term trading fees ("early redemption fees') that effectively wipe out the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the

end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

36. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit. At the expense of Excelsior Funds' investors, including plaintiff and the other Fund holders, through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Excelsior Defendants received substantial Fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other Fund holders who knew nothing of these illicit arrangements. Specifically, the Excelsior Defendants profited from fees charged to the Excelsior Funds that were measured as a percentage of the fees under management.

DEMAND EXCUSED ALLEGATIONS

37. The plaintiff has not made demand upon the Trustees of the Fund to bring an action against the Excelsior Defendants, or any other culpable parties to remedy such wrongdoing.

38. Demand upon the Trustees is excused because no such demand is required for the plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to the Excelsior Defendants.

39. Demand upon the Trustees is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

40. Demand upon the Trustees is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of Excelsior Defendants and its directors and officers, who manage and control the day-to-day affairs of the Fund.

41. Demand upon the Trustees is also excused because the Trustees of the Fund are all hand-picked by the Excelsior Defendants' management, and thus owe their positions as well as their loyalties solely to the Excelsior Defendants' management and lack sufficient independence to exercise business judgment. Because the Trustees oversee all of the Excelsior Funds, the Trustees derive substantial revenue and other benefits for their services.

42. Finally, demand upon the Trustees is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the Attorney General of the State of New York for some time. Consequently, the Trustees of the Fund already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Fund. No shareholder demand could or would prompt the directors to take action if the New York Attorney General's investigation did not.

COUNT I

Violation Of Section 36 Of The Investment Company

43. Plaintiff incorporates by reference the paragraphs above as if set forth herein at length.

44. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment adviser of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty

with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment adviser or any affiliated person.

45. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment adviser or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

46. Under the Investment Company Act, each of the Excelsior Defendants owed to the Fund and its shareholders the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above those of the Fund and its shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

47. As alleged above, each of the Excelsior Defendants breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Fund or its shareholders.

48. By agreeing and/or conspiring with certain parties to permit and/or encourage these parties to late trade and time certain Excelsior Funds, the Excelsior Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the Fund and its shareholders.

49. By virtue of the foregoing, the defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

50. As a direct and proximate result of the Excelsior Defendants' wrongful conduct, the assets and value (including the NAV) of the Fund have been reduced and diminished and the corporate assets of the Funds have been wasted.

COUNT II

Common Law Breach Of Fiduciary Duty

51. Plaintiff incorporates by reference the paragraphs above as if set forth herein at length.

52. Each of the Excelsior Defendants and the Trustee Defendants owed to the Fund and its shareholders the duty to exercise due care and diligence in the management and administration of the affairs of the fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, the Excelsior Defendants and the Trustee Defendants owed a duty to the Fund and its shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the Fund and its shareholders.

53. To discharge those duties, the Excelsior Defendants and the Trustee Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Fund.

54. As alleged above, each of the Excelsior Defendants and the Trustee Defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the late trading and timing schemes.

55. As alleged above, each of the Excelsior Defendants and the Trustee Defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Fund by permitting or incurring excess charges and expenses to the funds in connection with the late trading and timing schemes.

56. Defendants John Doe Defendants, with full knowledge of the Excelsior Defendants' fiduciary duty to the Fund and its shareholders, and with full knowledge of the negative impact of

their wrongdoing upon the assets of the Fund, conspired with and induced the Excelsior Defendants to participate in the late trading and timing schemes alleged herein and to breach their fiduciary duties to the Fund and its shareholders by doing so.

57. By agreeing and/or conspiring with the John Doe Defendants to permit and/or encourage the John Doe Defendants to engage in late trading and timing, the Excelsior Defendants and the Trustee Defendants placed their own self-interest in maximizing their fees, compensation, and other payments over the interest of the Fund and its shareholders.

58. As a direct and proximate result of defendants' wrongful conduct, the assets and value (including the NAV) of the Funds have been reduced and diminished and the corporate assets of the Fund have been wasted.

WHEREFORE, plaintiff demands judgment against the defendants jointly, severally, or individually, as follows:

A. awarding damages to the Fund against all defendants for all damages sustained as a result of defendants' wrongdoing, in amounts to be proven at trial, together with interest thereon;

B. awarding plaintiff his reasonable costs and expenses incurred in bringing this action, including attorneys' and experts' fees; and

C. such other relief and further relief as this Court may seem just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury on all Counts so triable.

Dated: New York, New York
March 22, 2004

FARUQI & FARUQI, LLP

By: ______________________

Nadeem Faruqi
Shane Rowley
Antonio Vozzolo
David Leventhal
320 East 39th Street
New York, New York 10016
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

RUBIN & RUBIN, CHARTERED
Ronald B. Rubin
Patrick C. Smith
Michael A. Stodghill
One Church Street, Suite 301
Rockville, Maryland 20850
Telephone: (301) 610-9700
Facsimile: (301) 610-9716

ROBBINS UMEDA & FINK, LLP
Brian I. Robbins
Jeffrey P. Fink
1010 Second Avenue, Suite 2360
San Diego, CA 92101
Telephone: (619) 525-3990

Attorneys for Plaintiff

VERIFICATION

Richard Elliott states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

Richard Elliott

03/19/04
Date